UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 000-16723
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Respironics, Inc.
Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

Respironics, Inc. Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005, and
for the Years Ended December 31, 2006 and 2005
Contents

Reports of Independent Registered Public Accounting Firms	3-4
Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-1
EX-2

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Respironics, Inc. Retirement Savings Plan
Murrysville, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan (Plan) as of December 31, 2006 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Schneider Downs & Company, Inc.
Pittsburgh, Pennsylvania
June 20, 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Respironics, Inc. Retirement Savings Plan
Murrysville, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of December 31, 2005 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
May 10, 2006

Respironics, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31	December 31
	2006	2005
Assets
Investments, at fair value	$111,963,062	$91,003,633
Receivables:
Participants’ contributions	321,367	454,795
Employer’s contributions	213,458	289,125

	534,825	743,920

Liabilities
Due to broker for securities purchased	(3,739)	(3,737)

Net assets available for benefits	$112,494,148	$91,743,816

See accompanying notes.

Respironics, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31	December 31
	2006	2005
Net assets available for benefits at beginning of period	$91,743,816	$70,213,570
Contributions:
Participants’	10,166,719	8,891,362
Rollovers	925,918	1,060,481
Employer’s	4,167,630	3,510,854
Transfers from acquired plan	—	634,344
Investment income	152,552	101,367
Net realized and unrealized appreciation in fair value of investments	10,212,889	10,575,861
Participant withdrawals	(4,875,376)	(3,244,023)

Net increase	20,750,332	21,530,246

Net assets available for benefits at end of period	$112,494,148	$91,743,816

See accompanying notes.

Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.
Valuation of Investments
The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the period. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the period. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
As of December 31, 2006 the Plan adopted the Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. Implementation of this FSP will have no impact on Net Assets of the Plan and will only affect the presentation of the investments within the Plan’s Statement of Net Assets Available for Benefits and the presentation of net realized and unrealized appreciation in fair value of investments within the Plan’s Statements of Changes in Net Assets Available for Benefits. The implementation of the FSP did not have a material impact on the Plan’s financial statements.
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.
2. Plan Description
The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Document and the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions
Employees of Respironics, Inc. and participating subsidiaries (the Company), upon date of hire, are eligible to participate in, and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 75% of their compensation through payroll deductions, subject to certain limitations. The plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s compensation, as defined by the Plan. The participant and Company matching contributions are funded in cash on a biweekly basis among the available investment options based upon the election of each participant.
Discretionary contributions may be authorized by the Board of Directors of the Company. No discretionary contributions were made during the years ended December 31, 2006 or December 31, 2005.
Investments
Participants may elect to invest their salary deferral contributions in any one of the available investment options or may split their contributions among these options. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.
Termination and Vesting
Participants become immediately vested in their contributions, Company matching, and any Company discretionary contributions plus accrual of earnings thereon. Upon termination of service, participants receive their entire contributions and the Company’s matching and any discretionary contributions through a lump-sum payment at termination or at a future date of their choosing (except for amounts under $1,000 that are paid at termination).
Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59-1/2, or under special hardship provisions.
Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant’s account balance would be distributed.
Loans
The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the participant’s vested account balance. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any one time.
3. Plan Investments
The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2006		2005
American Century Small Company Fund*	$5,264,825	*	$5,041,155
Fidelity Contrafund	29,867,947		26,191,574
Fidelity Diversified International Fund	16,273,375		11,195,841
Fidelity Freedom 2020 Fund	13,075,695		11,021,532
Fidelity Managed Income Portfolio	8,685,207		7,719,677
Fidelity Mid-Cap Stock Fund	8,249,268		5,684,415
PIMCO Total Return Fund	5,633,035		4,467,847	*
Respironics, Inc. common stock	9,040,597		9,817,693
* Investment balance represents less than 5% of the Plan’s net assets and is shown for comparative purposes only.

All investments are participant directed.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	Year Ended	Year Ended
	December 31	December 31
	2006	2005
Registered investment companies	$9,815,876	$7,488,409
Common stock	148,523	2,818,621
Common collective funds	248,490	268,831

	$10,212,889	$10,575,861

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 28, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Transactions With Parties in Interest
The Plan’s trustee and record keeper is Fidelity Investments (Fidelity). Certain plan investments represent shares of mutual funds managed by Fidelity, therefore these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity for tax preparation and recordkeeping services totaled $29,188 and $23,307 for the year ended December 31, 2006 and December 31, 2005, respectively.
All administrative expenses of the Plan are paid by Plan participants, except for tax preparation and audit fees which are paid by the Company.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Acquisitions
On April 1, 2005, the Company acquired 100% of the outstanding common stock of Mini-Mitter, Inc. (Mini-Mitter). Mini-Mitter develops and sells sleep and physiological monitoring products to commercial sleep laboratories and other medical, pharmaceutical and health research institutions involved in clinical trials.
Mini-Mitter employees became eligible to participate in the Plan on July 15, 2005. Additionally, on July 1, 2005, the Company’s Board of Directors approved the termination of the Mini Mitter Co Inc., 401K Profit Sharing Plan and Trust (the Mini-Mitter Plan). In conjunction with these events, on July 15, 2005, all Mini-Mitter Plan assets ($634,344) were transferred into the Respironics, Inc. Retirement Savings Plan.

EIN 25-1304989 Plan #: 001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

Issuer	Description of Investments	Market Value

Fidelity*	Fidelity Contrafund	$29,867,947
Fidelity*	Fidelity Diversified International Fund	16,273,375
Fidelity*	Fidelity Mid-Cap Stock Fund	8,249,268
Fidelity*	Fidelity Freedom Income Fund	162,348
Fidelity*	Fidelity Managed Income Portfolio	8,685,207
Fidelity*	Fidelity Freedom 2005 Fund	65,392
Fidelity*	Fidelity Freedom 2010 Fund	2,546,655
Fidelity*	Fidelity Freedom 2015 Fund	516,265
Fidelity*	Fidelity Freedom 2020 Fund	13,075,695
Fidelity*	Fidelity Freedom 2025 Fund	1,664,338
Fidelity*	Fidelity Freedom 2030 Fund	2,369,871
Fidelity*	Fidelity Freedom 2035 Fund	767,051
Fidelity*	Fidelity Freedom 2040 Fund	984,071
American Beacon	American Beacon Large Cap Value Fund	1,313,219
American Century	American Century Small Company Fund	5,264,825
Pacific Investment Management Company (PIMCO)	PIMCO Total Return Fund	5,633,035
Spartan	Spartan US Equity Index Fund	2,903,323
Respironics, Inc.*	Respironics, Inc. common stock	9,040,597
Participant loans*	(interest rates: 5.00% — 10.50%)	2,194,486
	Interest-bearing cash	386,094

		$111,963,062

* Indicates a party in interest.

REQUIRED INFORMATION
The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2006 and 2005.

Pages
Reports of Independent Registered Public Accounting Firms	3-4
Audited Financial Statements and Supplemental Schedule	5-9

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN
By /s/ William R. Wilson
William R. Wilson
Plan Administrator

Dated: June 20, 2007

Respironics, Inc.
Retirement Savings Plan

Annual Report on Form 11-K
For the Years Ended December 31, 2006 and 2005
EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1	Consent of Independent Registered Public Accounting Firm, Schneider Downs & Company Inc, filed herewith.
2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP, filed herewith.